Apollo Global Management, LLC

9 West 57th Street

New York, New York 10019

December 30, 2013

VIA EDGAR

Suzanne Hayes

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Apollo Global Management, LLC Form 10-K for the Year Ended December 31, 2012
Filed March 1, 2013; File No. 001-35107

Dear Ms. Hayes:

We have received the comments from the staff (the “Staff”) of the Securities and Exchange Commission in a letter dated December 27, 2013 regarding the above referenced Form 10-K of Apollo Global Management, LLC (“we” or “our”). Per our telephone conversation with the Staff on December 30, 2013, we will provide responses to the Staff’s comments on or before January 20, 2014.

Should you have any questions regarding this response, please contact the undersigned at (212) 822-0480.

Respectfully submitted,

/s/ Martin Kelly

Mr. Martin Kelly

Chief Financial Officer